SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange act of 1934


For the month of June 2003
Commission File No. 333-9410

                                 Marsulex Inc.

                       111 Gordon Baker Road, Suite 300
                                North York, ON
                                    M2H 3R1


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X       Form 40-F
            --------               ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                      No      X
            --------               --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-____________________
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Documents Included as Part of this Report

No.      Document

1.       Press Release dated June 17, 2003
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                                                                  Document No. 1

                                   MARSULEX
                                 NEWS RELEASE
                              [graphic omitted]


                    MARSULEX MAKES NORMAL COURSE ISSUER BID


TORONTO, Ont., June 17, 2003 - Marsulex Inc. (TSX: MLX) Marsulex Inc. announced today that it has filed a Notice of Intention to make a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange, pursuant to which the Corporation may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The purchases may commence on June 19, 2003 and will terminate on June 18, 2004 or on such earlier date as Marsulex may complete its purchases pursuant to the Notice of Intention. The purchases will be made in accordance with the policies and rules of the TSX and will be purchased for cancellation. The prices that Marsulex will pay for any common shares will be the market price of such shares at the time of acquisition. Under a previous bid, which terminated on January 31, 2003, the Corporation purchased 7,500 shares at an average price of $3.59 per share.

Marsulex believes that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a significant discount to management's estimate of the underlying net asset value of the shares. As a result, the Corporation believes that its outstanding common shares represent an attractive investment for the Corporation and an appropriate and desirable use of its available funds.

Marsulex is a global provider of technology-based environmental compliance solutions. It provides full-service outsourcing of environmental compliance activities including the ownership and operation of compliance assets and the guaranteed removal of by-products. Marsulex trades on the Toronto Stock Exchange under the symbol MLX. Website: www.marsulex.com.

                                    - 30 -


For further information:


David Gee                                               Laurie Tugman
President & CEO                                   Executive Vice President & CFO
(416) 496-4178                                       (416) 496-4157

SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    MARSULEX INC.




June 17, 2003                       By:  /s/ Lucio Milanovich
                                         --------------------
                                         Lucio Milanovich
                                         Director, Finance